                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-05535




Prospectus Supplement No. 8, dated March 31, 1998
     (To Prospectus dated April 1, 1997, as supplemented on April 29, 1997, May 15, 1997, August 20, 1997,
     November 12, 1997, November 17, 1997, February 4, 1998
     and March 3, 1998)





                                   [AAI LOGO]


                      Applied Analytical Industries, Inc.

                                  Common Stock
                          (par value $0.001 per share)



     On March 31, 1998, the Company filed its Annual Report on Form 10-K for the year ended December 31, 1997 with the Securities and Exchange Commission. A copy of the Form 10-K is attached.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-K

             [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-21185

                       APPLIED ANALYTICAL INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)

                               DELAWARE 04-2687849
                (State or other jurisdiction of (I.R.S. employer
               incorporation or organization) identification no.)

                      5051 NEW CENTRE DRIVE, WILMINGTON, NC
                           28403 (Address of principal
                          executive office) (Zip code)

Registrant's telephone number, including area code:    (910) 392-1606

Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                                (Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.   YES X    NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K of any amendment to this Form 10-K. [ ]

The number of shares outstanding of the Registrant's common stock, as of March 20, 1998 was 16,302,208 shares. The aggregate market value for the voting stock held by non-affiliates of the Registrant on March 20, 1998 was approximately $110,411,000.

                       Documents Incorporated by Reference
Portions of the Registrant's 1997 Annual Report to Shareholders are incorporated by reference in Parts I, II, and IV hereof. Portions of the Registrant's 1997 Proxy Statement dated approximately April 10, 1998 are incorporated by reference in Part III hereof.

                                     PART I

Item 1.  Business.

         The terms "Company", "Registrant" or "AAI" in this Form 10-K include Applied Analytical Industries, Inc., its corporate predecessors and its subsidiaries, except where the context may indicate otherwise. The Company was incorporated in 1986, although its corporate predecessor was founded in 1979. AAI operates in two business segments which include a fee-for-service business and a product development business. Financial information by business segment is included on page 26 of the 1997 Annual Report to Shareholders (the "Annual Report") and is incorporated herein by reference.

         In the fee-for-service business, AAI is a leading integrated contract research and development resource to the worldwide pharmaceutical and biotechnology industries, offering an efficient, variable cost alternative to its clients' internal drug development, compliance and quality control programs. The Company provides a broad array of value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical trial and bioanalytical services; clinical supply and niche manufacturing; and regulatory and compliance consulting. AAI has contributed to the submission, approval or continued marketing of client products worldwide, encompassing a wide range of therapeutic categories and technologies. The Company believes that its ability to offer an extensive portfolio of high quality drug development and support services enables it to effectively compete as pharmaceutical and biotechnology companies look for integrated drug development solutions that offer cost-effective results on an accelerated basis.

       In addition to the fee-for-service business, AAI leverages its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development. The Company generally funds the expense of development and then participates in the benefits of any potential commercial success through licensing and royalty arrangements. Internal drug development is focused on generic products, line extensions and patented technologies. Certain of these products have been licensed or sold. The Company's proprietary technology includes patents and pending patent applications on formulations, methods and drug delivery vehicles. Since 1993, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and drug technology development program. The Company has only recently begun to recognize significant license and royalty revenues from its internal development efforts because of the significant time required for development and regulatory approval of pharmaceutical products.

       In 1994, as part of its internal development program, the Company organized Endeavor Pharmaceuticals Inc. ("Endeavor") to develop certain hormone pharmaceutical products, focusing initially on several such products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.

       On December 31, 1996, the Company acquired L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."). L.A.B. is a European contract research and development organization headquartered in Neu-Ulm, Germany with principal operating units in Neu-Ulm and Munich, Germany; and in Paris, France, as well as smaller operational units in London, England and Arnheim, Netherlands. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical trial studies; bioanalytical testing; and European regulatory consulting. L.A.B. also provides Phase II-IV multi-center clinical trial studies focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy.

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Fee-for-Services Business

       The Company provides a broad array of drug development services, including chemical analysis, synthesis and other laboratory services; formulation development; clinical trial and bioanalytical services; clinical supply and niche manufacturing; and regulatory and compliance consulting. The Company assigns project management teams consisting of customer service representatives and technical employees that meet with clients at frequent intervals to monitor and guide projects through the development process. Continual client interaction allows the Company to efficiently manage the drug development process.

       Historically, the Company's laboratory services have accounted for approximately one half of its fee-for-service revenue, although relative amounts vary from year to year. Formulation development projects and clinical supply and niche manufacturing generally have contributed the major portions of remaining annual fee-for-service revenue. With the addition of L.A.B., the Company anticipates that clinical trials services will contribute more significantly to total revenues.

Laboratory Services

       In support of drug development and compliance programs, the Company offers laboratory services to characterize and measure drug components and impurities. The Company has over 18 years experience in providing analytical testing services dedicated exclusively to the drug industry and has developed the scientific expertise, state-of-the-art equipment and broad range of scientific methods to accurately and quickly analyze almost any compound or product. The Company's laboratory services include method development and validation; stability studies; raw materials and release testing; biotechnology, microbiology and bioanalytical testing; product characterization and organic synthesis.

       Method Development and Validation. The Company develops and validates methods used in a broad range of laboratory testing necessary to determine physical or chemical characteristics of compounds. Analytical methods are developed to demonstrate potency, purity, stability or physical attributes. These methods are validated to ensure the data generated by these methods are accurate, precise, reproducible and reliable and are used throughout the drug development process and in product support testing.

       Stability Studies. The Company provides stability testing and secure storage facilities necessary to establish and confirm product purity, potency and other shelf-life characteristics. Stability testing is required at all phases of product development, from dosage form development through commercial production, to confirm shelf life of each manufactured batch. The Company maintains state-of-the-art controlled-climate facilities in the United States and Germany to determine the range of storage conditions a product can withstand. FDA regulations and the regulations of European regulatory authorities require that samples of clinical and commercial products placed in stability chambers be analyzed in a timely fashion after scheduled "pull points" occur, based on the date of manufacture. The Company's proprietary LTS systems track client products maintained at the Company's stability storage facilities and automatically schedules required testing as pull points occur.

       Raw Materials and Product Release Testing. The Company offers testing required by the FDA to confirm that raw materials used in production and resulting finished products are consistent with established specifications. Due to the incorporation of "just in time" inventory control systems and variations in client production schedules, release testing for both raw materials and the finished product often cannot be scheduled by clients in advance, yet must be performed immediately. The Company believes that its internal scheduling systems, analytical



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laboratory expertise and systems for prompt testing provide it with a competitive advantage in providing both raw material and batch release testing. The Company believes that this service enhances its client's confidence in adopting cost-saving "just in time" inventory control systems.

       Biotechnology Analysis and Synthesis. Although the types of analytical investigations of biotechnology products are similar to those required for more traditional pharmaceutical products, the complex molecular structure of many biotechnology products requires different technology and expertise. The Company provides a broad array of biotechnology services, including both analytical and biological testing and method development and validation. AAI's breadth of services allows the Company to rapidly deduce and characterize the complex structure of the biotechnology product and measure the molecule or its metabolites in human blood plasma to support clinical trial evaluation. The Company has expertise in a broad spectrum of biochemical and immunochemical methods for characterization and analysis of biotechnology drugs. These methods include amino acid sequencing, amino acid analysis, peptide mapping, carbohydrate and lipid analysis and electrophoresis. The Company also has expertise in developing chromatographic methods that precisely evaluate the purity and stability of biotechnology products. This service breadth and diversity of analytical skills and technologies enable the Company to assist its clients from early product development through the investigational new drug application and product license application stages and commercial production.

       Microbiological Testing. Microbiological testing is an essential indicator to ensure that a drug product, whether raw material or finished product, does not contain harmful micro-organisms. The Company has significant experience conducting various microbial tests to identify and quantify micro-organisms that may be present, including limulus amebocyte lysate (LAL) testing, which measures toxic byproducts of micro-organisms, and particulate matter testing to determine the presence of foreign matter in injectable drug products. The Company also performs sterility testing to identify the genus and species of any micro-organisms that are present. In addition, the Company performs tests to determine the effectiveness of antibiotics against micro-organisms and the minimum levels of preservatives necessary in product formulations.

       The Company also assists clients with environmental monitoring, including water and air systems testing, using an automated biochemical system to identify micro-organisms present and determine whether such systems are within applicable microbial limits. The Company assists clients in validating their environmental control systems to ensure compliance with GMP regulations.

       Bioanalytical Testing. The Company offers bioanalytical testing services to support clinical trials, analyzing plasma samples to characterize the metabolized forms of the drug and determine the rate of absorption. Bioanalytical studies of new drugs often present challenging and complex issues, with products being metabolized into multiple active and inactive forms, each of which must be measured. The Company works with its clients to develop and validate analytical methods to permit detection and measurement of the various components to trace levels. The acquisition of L.A.B. significantly enhanced the Company's bioanalytical capabilities.

       Product Characterization. The Company has the expertise and instruments required to identify and characterize a broad range of chemical entities. Characterization analysis identifies the chemical composition, structure and physical properties of a compound, and characterization data forms a significant portion of a regulatory application. The Company uses numerous techniques to characterize the compound, including spectroscopy, chromatographic analysis and other physical chemistry techniques. Additionally, the Company uses such information for control testing to be performed throughout development and marketing to confirm consistent



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drug composition. Once appropriate test methods are developed and validated, and appropriate reference standards (highly pure samples) are characterized and certified, the Company can assist clients by routinely testing compounds for clinical and commercial use.

       Organic Synthesis. The Company develops synthesis methods for producing experimental quantities of new compounds needed for analytical characterization, toxicological studies, formulation development and clinical trials. Through organic synthesis techniques, the Company can produce reference standards of the active compound, specific impurities, degradation by-products, bioassay reference standards or molecular analogs to permit sufficient quantities of such compounds to be separately characterized and studied.

Formulation Development Services

       The Company provides integrated formulation development services, enabling the Company to take a client's compound and develop a safe and stable product with desired characteristics. The Company believes its formulation expertise and extensive analytical capabilities enable it to provide an efficient, seamless development program, with a dedicated project team tracking the product through all stages of formulation development. The Company provides formulation development services to its clients during each phase of the drug development process, from new compounds and modifications of existing products to generic versions of branded products. The Company's formulation development projects may support a small segment of critical development activities or may last for several years going from early formulation development to optimized and validated production-scale, packaged product.

       The Company's formulation development expertise spans a broad spectrum of therapeutic areas. The Company works with clients to develop products with desired characteristics, including dosage form, strength, release rate, absorption properties, stability and appearance. The Company has developed significant product and process capabilities that enable it to more efficiently solve the complex problems that arise in developing formulations with targeted characteristics and has developed a range of proprietary product technologies that allow it to better achieve desired results in product design and development.

       In providing formulation services, the Company works closely with clients to design and conduct feasibility studies to chart the potential of formulating a drug using a combination of active drug ingredients and inert materials called excipients. Using experimental designs, initial prototype formulations are prepared to identify potential problems in stability, bioavailability and manufacturing. Generally, formulation development is an iterative process, with numerous initial formulations being modified as problems are encountered. The Company believes its experience and expertise in formulation development, as well as certain proprietary technologies, permit it to design efficient protocols for identifying and optimizing prototypes with the greatest potential.

       Upon selection of the final product prototypes, the Company develops protocols to scale the product batch size from development stage (hundreds to thousands of units) to clinical scale (thousands to millions of units). During the clinical phase the Company refines the formulation in response to clinical, bioanalytical and stability data. The manufacturing scale-up process involves identifying and resolving manufacturing problems to facilitate an efficient transfer to the full-scale production equipment of the Company's clients. Throughout the development process, the Company develops and validates the analytical methods necessary to test the product to establish and confirm product specifications.

       In addition to new drug development, the Company offers product modification and line extension services to clients, generally for marketed products facing patent expiration. Modifications of existing products offer the Company's clients an opportunity to improve product characteristics, increasing product market viability. Improved product characteristics



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include enhancement of stability, absorption profiles (e.g., quick or sustained release), taste and appearance. Product line extensions may include new dosage forms such as solids, liquids and chewables, as well as new dosage strengths. Product modifications and line extensions offer clients the opportunity to target new patient subpopulations and improve patient compliance. The Company also offers formulation services to clients seeking to develop generic products.

Clinical Supply and Niche Manufacturing

       The Company provides clinical trials materials for Phase I through IV clinical trials. The Company has expertise in manufacturing tablets, capsules, sachets, liquids and suspensions, creams, gels, lotions and ointments. The Company believes that outsourcing of clinical supply manufacturing is particularly attractive to pharmaceutical companies that maintain large, commercial-quantity, batch facilities, where clinical supply manufacturing would divert resources from revenue-producing manufacturing. Similarly, pharmaceutical companies often seek to outsource commercial manufacturing of small quantity products. In addition, the Company provides its clients assistance in scaling up production of clinical supply quantities to commercial quantity manufacturing, and manufactures inventory on behalf of clients for commercial sale while client production facilities are being built and validated.

       The Company's manufacturing facilities and equipment are qualified and validated to operate under GMP (good manufacturing practices) regulations.

Regulatory and Compliance Consulting

       The Company assists in the preparation of regulatory submissions, audits a client's vendors and client operations, conducts seminars, provides training courses, and advises clients on applicable regulatory requirements. The Company also assists clients in designing development programs for new or existing drugs intended to be marketed in the United States and Europe. At the client's request, the Company will either review client prepared submissions or draft sections and assemble regulatory packages and attend FDA meetings with clients. The Company assists clients in preparation for FDA inspections and assists them in correcting any deficiencies noted in FDA inspections. In preparation for an FDA inspection, the Company's regulatory affairs specialists conduct mock inspections to anticipate FDA observations and advise clients of appropriate remedial actions. The Company also audits manufacturers of active and excipient ingredients used in the drug product, as well as packaging components, on behalf of clients to ensure that the manufacturers' facilities are in compliance with GMP regulations. Such audits generally include review of the vendor's drug master files, analysis of written standard operating procedures ("SOP"), review of production records, and observation of operations to ensure that written SOP's are being followed. Audit reports include recommendations to address any deficiencies. The Company also advises clients on validation issues concerning their systems and processes and audits client facilities to assist them in validating their processes, cleaning, water and air handling systems.

       The Company leverages its in-house laboratory training programs by providing training to clients' employees. In addition, the Company organizes and conducts seminars worldwide on a number of topical industry issues.

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Clinical Trial Studies

       The Company has a 48-bed clinical trial facility at its Research Triangle Park location. The clinical trial unit is located in the same facility as the Company's bioanalytical laboratory and permits time-sensitive and rapid-response analysis in clinical trials. The clinical trial unit is initially intended for use in bioequivalency studies of generic drug products and Phase I clinical trials. With the acquisition of L.A.B., the Company expanded its Phase I clinical trial capabilities and added the ability to conduct Phase II-IV studies and multi-center trials focused in niche therapeutic areas, including hepatic disease, chemotherapeutics and hormone replacement therapy. The Company's Neu-Ulm, Germany operations include a 120-bed facility for conducting certain Phase I and II clinical trial studies, as well as bioequivalency studies. The newly expanded facility in Paris, France allows the Company to perform as a Phase II-IV multi-center clinical trial operation serving many European pharmaceutical companies.

Product Development Business

       The Company dedicates a significant proportion of its technical resources and operating capacity to internal drug and technology development with the objective of licensing marketing rights to third parties. The Company does not independently commercialize products developed internally or otherwise directly compete with its clients in the marketing or distribution of products and, accordingly, believes that its internal development efforts are complementary to its clients' development needs. The Company's internal product and technology development program has resulted in multiple product applications filed with the FDA and European regulatory agencies. Many of these products have been licensed or sold. The internal development program has also resulted in patents covering drug technology and pending patent applications

       Since 1993, the Company has significantly increased its investment in its internal product development program. Because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize significant license revenue from its internal development efforts. The Company anticipates that internal product development revenues, including royalties and milestone license payments, will represent a growing proportion of its revenue. However, there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. Although there is a risk that any particular development project may not produce revenues, the Company believes that the profit margins from successful drug and technology development projects could potentially exceed the margins for standard fee-for-service engagements.

       The Company's research and development committee, composed of representatives from the formulations development, finance and marketing departments, identifies potential drug development candidates for the program. The committee selects development candidates after reviewing market size and trends, current therapies and potential advances and patent and formulation issues. In certain instances, the committee has also invited outside consultants and medical panels to review selections.

       In 1994, as part of its internal development program, the Company organized Endeavor with certain financial investors and an affiliate of Berlex Laboratories, Inc. to continue the development of certain generic hormone products then under development by AAI. The Company assigned its rights to such products to Endeavor in return for approximately 47% of Endeavor's equity during a private placement of Endeavor stock, and the Company entered into a contract with Endeavor to continue product development and clinical supply manufacture. AAI currently owns approximately 40% of the fully diluted common equity of Endeavor. The


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Company's fee-for-service net sales to Endeavor were approximately $3.2 million,
$6.2 million and $3.5 million in 1997, 1996 and 1995, respectively. The Company believes that such services are provided at terms that are no less favorable than terms that would be obtained from an unrelated third party.

       Endeavor has had one product approved by the FDA, which will be launched in early 1998. It is also currently developing another product, in multiple dosage strengths; however, there can be no assurance that such product will ultimately be approved by the FDA. Endeavor does not directly market any products and its revenues are dependent upon licensing fees and royalties from third parties. Continued product development by Endeavor is dependent upon revenues from the approved product or additional capital funding.

       In 1995 the Company entered into an agreement with Aesgen, Inc. ("Aesgen"), a company organized by the Company with an affiliate of Mayo Clinic, MOVA Pharmaceutical Corporation and certain financial investors, to develop certain pharmaceutical products. AAI recognized net sales to Aesgen of $1.9 million, $4.7 million and $5.6 million in 1997, 1996 and 1995, respectively. In 1996, the Company sold to Aesgen marketing rights to a product being developed by the Company. Under the agreement, Aesgen will pay license fees and additional royalties upon marketing the product, although there can be no assurance that the product will be approved by the FDA or marketed. AAI continues to hold a $1.6 million non-voting, non-convertible preferred stock investment in Aesgen.

       In addition to its development work for Endeavor and Aesgen, the Company has continued its internal development of products to be licensed to third parties that have marketing and distribution capabilities. The Company has entered into numerous license agreements for products that are currently in development. The terms of the license agreements vary as to amounts of milestone payments, as well as methods and extent of revenue participation. While the Company anticipates that most of its product license agreements will provide that prospective clients will ultimately sponsor the approved product, in certain instances the Company has made submissions for internally developed products in its own name.

       Continuing to leverage its development capabilities, the Company has moved into product line extension development and has also begun reviewing new compounds that are chemically similar to currently marketed products with proven therapeutic and safety profiles, and that offer improved characteristics over the marketed product. Such improved characteristics would include enhanced or new therapeutic indices, reduced side effects, improved bioavailability and improved pharmacokinetics. Because considerable toxicity data already exists for the marketed product, the Company believes that product lines extensions and pro-drugs generally could be developed with less risk of failure and in a shorter time frame than new chemical entity development. The Company believes that virtual and limited-resource drug companies provide opportunities to enter into collaborative ventures to identify and develop these types of compounds.

Technology Development Program

       As an adjunct to the internal development program, the Company has sought to protect certain intellectual property it has developed relative to the drug development process. The Company has established a patent committee that meets regularly to review employee-generated submissions of possible patentable subject matter. The patent committee reviews the novelty and usefulness of the submission and, with input from the marketing department as to commercial viability, determines to either pursue a patent application or designate the submission as a trade secret.

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       The Company's internal development program has yielded multiple issued patents and has several pending applications. For example, the Company's patented Pro-Sorb(TM) formulation technology has been shown to facilitate the oral absorption of a number of non-steroidal anti-inflammatory drugs or NSAIDs, such as diclofenac, to reduce gastric irritation and speed the onset of therapeutic activity. In addition, the Company has patented a novel oral delivery system for certain biotechnology compounds that may currently be administered only by injection.

       The Company has one licensing agreement for a patented technology for the manufacture of low-dose products which are typically difficult to uniformly blend and an additional licensing arrangement for its patented chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. The Company is seeking licensing partners for its other recently developed technologies.

Information Technology

       The Company has made significant investments in information technology. The Company's LTS system tracks laboratory workflow and enables the Company to monitor and plan work through the Company's laboratories. The LTS system monitors the progress of a client's project, records time expended by laboratory personnel, tracks sample locations and controls document revisions. The Company's customized data management system connects analytical instruments with multiple software architectures permitting automated data capture.

       The Company believes that information technology will enable it to expedite the development process by designing innovative services for individual client needs, providing project execution, monitoring and control capabilities that exceed a client's internal capabilities, streamlining and enhancing data presentation to the FDA and enhancing its own internal operational productivity while maintaining its quality.

       Disclosure regarding the impact of year 2000 is included on page 16 of the Annual Report and is incorporated herein by reference.

Clients

       The Company has provided services to most of the large pharmaceutical companies in the world. The Company believes that concentration of business among certain large clients is not uncommon in the contract research organization (CRO) industry. The Company has experienced such concentration in the past and may experience such concentration in the future. Although AAI strives to reduce its reliance on a limited number of major clients, there can be no assurance that the Company's business will not be dependent upon certain major clients, the loss of which could have a material adverse effect on the Company. In addition, due to the project nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods.

Marketing and Business Development

       Since its inception, the Company has taken a customer-focused approach in marketing its services, often placing the Company's technical personnel with its clients' development teams to participate in planning meetings for the development of a product. The Company assigns sales and technical personnel as contacts for its larger clients, understanding that technical personnel may be better able to identify the full scope of the client's needs and suggest innovative approaches before the client formally develops the parameters of an anticipated project. Generally, the Company also hosts more than ten technical seminars per year for the



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pharmaceutical and biotechnology industries addressing a variety of formulation development issues, stability testing and other topics.

Contractual Arrangements

       The Company's fee-for-service contracts are typically evidenced by signed service estimates establishing an estimated fee for identified services. During the Company's performance of a project, clients often adjust the scope of services to be provided by the Company in light of interim project results, at which time the amount of fees is adjusted accordingly.

       Generally, the Company's fee-for-service contracts are terminable by the client upon notice of 30 days or less, although certain major formulation development and manufacturing agreements are not unilaterally terminable by the client. Although the contracts typically permit payment of certain fees for winding down a project, the loss of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, the failure of product prototypes to satisfy safety requirements and unexpected or undesired results of product testing.

Backlog

       Backlog consists of anticipated net sales from signed service estimates and other fee-for-service contracts that have not been completed and provide for a readily ascertainable price. Once contracted work begins, net sales are recognized as the service is performed on the percentage of completion basis. In certain cases, the Company begins work for a client before a contract is signed. Accordingly, backlog does not include anticipated net sales for which the Company has begun work but for which the Company does not have a signed service estimate, or for any variable-priced contracts. In addition, during the course of a project the client may substantially adjust the requested scope of services and corresponding adjustments are made to the price of services under the contract.

       The Company believes that its backlog as of any date is not a meaningful predictor of future results because backlog can be affected by a number of factors, including variable size and duration of contracts and adjustments in the scope of a contracted project as interim results become available. Additionally, contracts generally are subject to termination by clients upon 30 days notice or less. Moreover, the scope of a contract can change over the course of a project. At December 31, 1997 and 1996 backlog was approximately $31.5 and $20.3 million, respectively.

Competition

       The Company competes primarily with in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies, as well as university research laboratories. In addition, the Company believes that although there are numerous competitors in its industry, there are few competitors that offer the broad array of services that it provides. Certain of the Company's competitors may have significantly greater resources than the Company. Competitive conditions for service areas vary.

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       Competitive factors include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability and price. The Company believes that it competes favorably in these areas.

Government Regulation

       The services performed by the Company are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug and Cosmetic Act and associated GMP regulations which are administered by the FDA in accordance with current industry standards. Services being performed outside the United States or for products intended to be substituted to non-U.S. jurisdictions may be subject to additional regulatory requirements and government agencies applicable to that jurisdiction. U.S. regulations apply to all phases of drug manufacture, testing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labelling and distribution. Noncompliance with such regulations by the Company in a project could result in disqualification of data collected by the Company for such project. Material violation of regulatory requirements could result in additional regulatory sanctions. In severe cases violations could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company's business.

       To help assure compliance with applicable regulations, the Company has established quality assurance controls at its facilities that monitor ongoing compliance by auditing test data and regularly inspecting facilities, procedures and other regulatory compliance parameters. In addition, FDA regulations and guidelines, as well as applicable international standards, serve as a basis for the Company's standard operating procedures. Certain of the Company's development and testing activities are subject to the Controlled Substances Act, administered by the Drug Enforcement Agency (the "DEA"), which regulates strictly all narcotic and habit-forming substances. The Company maintains separate, restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA.

       The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result which could materially and adversely affect the financial condition of the Company.

Employees

       At December 31, 1997, the Company had approximately 850 full-time equivalent employees, of which approximately 74 hold Ph.D. or M.D. degrees, or their U.S. equivalent. The Company believes that its relations with its employees are good. None of the Company's employees in the U.S. are represented by a union. German law provides certain representative rights to employees.

       The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. The Company believes that its employee benefit plans, including its health benefit, profit-sharing and employee stock option plans, enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. In addition, the Company operates an employee day-care and after-school program facility at its Wilmington, North Carolina campus as a benefit to its employees. While the Company has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that the Company will be able to avoid these problems in the future.

       All employees enter into confidentiality agreements protecting the Company's proprietary information, as well as client-confidential material. New U.S.-based technical employees are generally required to sign non-competition agreements, prohibiting the employee from engaging in activities in competition with the Company for a period of one year after termination of employment.

Special Item. Executive  Officers of the Company.

         The following table sets forth the name, age, principal occupation and business experience for the executive officers of the Company.

Frederick D. Sancilio, Ph.D., 48, Chairman of the Board, President, Chief Executive Officer and Director. Dr. Sancilio has served in his current capacity for more than five years. Before founding the Company in 1979 Dr. Sancilio's experience in the pharmaceutical industry included various positions with Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc. He has published more than 30 scientific articles discussing various aspects of pharmaceutical chemistry and regularly makes scientific presentations at pharmaceutical seminars and meetings worldwide.

Dr. Werner Gorlich, M.D., Ph.D., 50, Executive Vice President. Dr. Gorlich has served as Executive Vice President since June 1997. Prior to joining the Company he served as Medical Director of Research and Development at Glaxo, GmbH. Dr. Gorlich has also held positions as Co-Managing Director of EuMcCom, a Glaxo subsidiary; as a member of Glaxo Group's International Medical Board and other management positions with both SmithKline and Sandoz.

Eugene T. Haley, 48, Executive Vice President and Chief Financial Officer. Mr. Haley has served as Executive Vice President and Chief Financial Officer since February 1998. Prior to joining the Company he served as the Chief Financial Officer of Kodak Worldwide Consumer Imaging Services during 1997 and as Senior Vice President of Qualex (an Eastman-Kodak subsidiary) from 1993 to 1997.

Martin S. Hunicutt, 47, Executive Vice President. Mr. Hunicutt has served as Executive Vice President since May 1997. He had served as Vice President of Marketing and Sales from 1994 to 1997. Prior to joining AAI in 1994, Mr. Hunicutt was a Director of Marketing for Burroughs-Wellcome Co. and has 24 years of experience in the pharmaceutical industry.

Kenneth Lomartire, 51, Executive Vice President Worldwide Research & Development. Mr. Lomartire has served as Executive Vice President Worldwide Research & Development since January 1997. Prior to joining the Company he was Director, Pharmaceutical Development for Astra USA from 1990 to 1996. Mr. Lomartire has over 28 years in the pharmaceutical industry.

Frances M. Sakers, 40, Executive Vice President and Chief Operating Officer. Ms. Sakers has served in her current position since September 1997. Prior to joining the Company, Ms. Sakers was Executive Director of Quality Control at Novartis Pharmaceuticals U.S. and has held various positions in Pharmaceutical Operations at CIBA-Geigy Corporation for 14 years.

William H. Underwood, 50, Executive Vice President and Director. Mr. Underwood has served in his current position since 1992 and has been a Director since 1996. He also served as Chief Operating Officer from 1995 to May 1997. He has held various positions in the pharmaceutical and cosmetic industries, prior to joining the Company in 1986, with Mary Kay Cosmetics, Inc. and Burroughs-Wellcome Co.

R. Forrest Waldon, 35, Executive Vice President, General Counsel and Secretary. Mr. Waldon has served as Executive Vice President since May 1997 and as General Counsel and Secretary since 1989. He has been a Vice President since 1993. Prior to his employment at the Company, Mr. Waldon practiced law with Thrasher & Whitley, P.C. in Atlanta, Georgia.

Item 2.  Properties.

         The Company's principal executive offices are located in Wilmington, North Carolina, in a 19,000-square foot leased facility. The Company's primary U.S. facilities are located in Wilmington and Research Triangle Park, North Carolina constituting approximately 150,000 square feet of operational and administrative space. The Company's primary European facilities are located in Neu-Ulm, Germany and include approximately 120,000 square feet of operational and administrative space. This facility is leased under renewable leases expiring in 2001. The Company maintains other operating units at leased facilities in Munich, Germany; Paris, France; London, England; and Arnheim, Netherlands. The Company maintains sales offices in Chicago, Illinois; Boston, Massachusetts; San Diego and San Francisco, California; Elmwood Park, New Jersey; Copenhagen, Denmark; London, England; Milan, Italy and Tokyo, Japan. The Company believes that its facilities are adequate for the Company's operations and that suitable additional space will be available when needed.

Item 3.  Legal Proceedings.

         The Company may be party to lawsuits and administrative proceedings incidental to the normal course of its business which are not considered material. In connection with the 1995 issuance of preferred stock, James L. Waters and Frederick D. Sancilio (directors and significant stockholders of the Company) have agreed to indemnify the Company for certain, then existing, claims if any losses are incurred. Management does not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

         In December 1997, the North Carolina Supreme Court overturned a judgement against the Company in the action, Kurtzman v. Applied Analytical Industries, Inc. and directed the trial court to enter a judgment in favor of the Company on all matters under the suit. Accordingly, such litigation was ended.

Item 4.   Submission of Matters to a Vote of Security Holders

         None during the quarter ended December 31, 1997.

                                     PART II

Item 5.   Market for the Registrant's Common Equity and Related Stockholder
Matters.

         Market and other related information required by Item 5 is included on page 28 of the Annual Report and is incorporated herein by reference.

Use of Proceeds.

         In 1996, the Company completed the sale of 3,105,000 shares of common stock through an offering filed on Registration Statement Form S-1 (No. 333-5535) which became effective on September 19, 1996. The net offering proceeds to the Company after underwriting discounts and other expenses, as previously disclosed in other Company filings, was $44,793,000. A reasonable estimate for the application of such proceeds is described below. Such information represents cumulative totals through the reporting date of this periodic report and all amounts, unless indicated otherwise, are for direct or indirect payments to others.

         Construction of plant, building and facilities       $ 4,951,000
         Purchase and installation of machinery and equipment $ 8,630,000
         Repayment of indebtedness                            $ 1,221,000
         Working capital                                      $ 5,654,000
         Research and development                             $ 9,032,000
         Temporary investments (short-term, investment
         grade, Interest-bearing)                             $15,305,000

         Use of proceeds                                      $44,793,000

Item 6.   Selected Financial Data.

         The information required by Item 6 is included on page 13 of the Annual Report and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The information required by Item 7 is included on pages 14 through 16 of the Annual Report and is incorporated herein by reference.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

         This item is not applicable.

Item 8.   Financial Statements and Supplementary Data.

         The information required by Item 8 is included on pages 17 through 28 of the Annual Report and is incorporated herein by reference.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

         None.

                                    PART III

Item 10.   Directors and Executive Officers of the Registrant.

         The directors of the Company and their business experience are set forth on page 2 of the Company's Notice of Annual Meeting of Stockholders, dated approximately April 10, 1998 (the "Proxy Statement") and are incorporated herein by reference. The discussion of executive officers of the Company is included in
Part I under "Executive Officers of the Company."

Item 11.   Executive Compensation.

         A description of the compensation of the Company's executive officers is set forth on pages 5 through 8 of the Proxy Statement and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management.

         A description of the security ownership of certain beneficial owners and management is set forth on pages 3 and 4 of the Proxy Statement and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions.

         Certain relationships and related transactions with management are described on pages 10 and 12 of the Proxy Statement and in Items 11 and 12, and are incorporated herein by reference.

                                     PART IV

Item 14.   Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

Exhibits:

         A list of the exhibits required to be filed as part of this Report on Form 10-K is set forth in the "Exhibit Index", which immediately precedes such exhibits, and is incorporated herein by reference.

Financial Statement Schedules:

         The consolidated balance sheets as of December 31, 1997 and 1996, and related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997 and the related notes to financial statements, together with the report of independent accountants thereon of Price Waterhouse LLP, dated March 18, 1998, appearing on pages 17 through 28 of the Annual Report, are incorporated herein by reference. With the exception of the aforementioned information and the information incorporated by reference in Items 1, 5 through 8, the Annual Report is not to be deemed filed as part of this report. The additional financial data listed below should be read in conjunction with the financial statements in the Annual Report. Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.


Reports on Form 8-K:

         None filed during the quarter ended December 31, 1997.

Additional Financial Data
                                                                       Page

Applied Analytical Industries, Inc., for years ended
   December 31, 1997, 1996 and 1995:
         Report of Independent Accountants                             F-1
         Financial Statement Schedule:
         Schedule II - Valuation and Qualifying Accounts               F-2

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ FREDERICK D. SANCILIO          Chairman of the Board,         March 31, 1998
--------------------------------   President and Chief Executive
    Frederick D. Sancilio, Ph.D.   Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney-in-fact, on behalf of the Registrant in the capacities and on the date indicated.

             Signatures                                       Title                            Date
             ----------                                       -----                            ----
/s/ FREDERICK D. SANCILIO                      Chairman of the Board,                      March 31, 1998
--------------------------------               President, Chief Executive
    Frederick D. Sancilio, Ph.D.               Officer and Director
                                               (Principal Executive Officer)

/s/ EUGENE T. HALEY                            Executive Vice President                    March 31, 1998
--------------------------------               and Chief Financial Officer
    Eugene T. Haley

/s/ STEPHEN F. RIZZO                           Vice President and                          March 31, 1998
-------------------------------                Controller (Principal
    Stephen F. Rizzo                           Accounting Officer)

/s/ WILLIAM H. UNDERWOOD                       Executive Vice President                    March 31, 1998
-------------------------------                and Director
    William H. Underwood

/s/ JOSEPH H. GLEBERMAN                        Director                                    March 31, 1998
-------------------------------
    Joseph H. Gleberman

/s/ JOHN M. RYAN                               Director                                    March 31, 1998
-------------------------------
    John M. Ryan

/s/ JAMES L. WATERS                            Director                                    March 31, 1998
-------------------------------
    James L. Waters


REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENT SCHEDULE OF REGISTRANT


To the Board of Directors
of Applied Analytical Industries, Inc.

Our audits of the consolidated financial statements referred to in our report dated March 18, 1998 appearing in the 1997 Annual Report to Shareholders of Applied Analytical Industries, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in Item 14 of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


PRICE WATERHOUSE LLP
Raleigh, North Carolina
March 18, 1998

                                                                     Schedule II
                       APPLIED ANALYTICAL INDUSTRIES, INC.
                        Valuation and Qualifying Accounts
                                 (In thousands)


                                     Balance at   Charged to                 Balance at
                                     beginning    costs and    Deductions      end of
         Description                 of period    expenses     - describe      period
         -----------                 ---------    ----------   ----------    ----------
Allowance for doubtful accounts

         1995                          $125            23         78  (1)       $ 70

         1996                          $ 70             4          1  (1)       $ 73

         1997                          $ 73            36          -  (1)       $109


(1) Represents amounts written off as uncollectible accounts receivable.





                                       F-2

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                                  Exhibit Index

Exhibit
  No.                           Description

  3.1      -      Amended and Restated Certificate of Incorporation of the
                  Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 1996)


  3.2      -      Restated By-laws of the Company (incorporated by reference to
                  Exhibit 3.2 to the Company's Registration Statement on Form
                  S-1 (Registration No. 333-5535))

  4.1      -      Articles Fourth, Seventh, Eleventh and Twelfth of the form of
                  Amended and Restated Certificate of Incorporation of the Company (included in Exhibit 3.1)

  4.2      -      Article II of the form of Restated By-laws of the Company
                  (included in Exhibit 3.2)

  4.3      -      Specimen Certificate for shares of Common Stock, $.001 par value, of the Company (incorporated by reference to Exhibit
                  4.3 to the Company's Registration Statement on Form S-1
                  (Registration No. 333-5535))

  10.1     -      Employment Agreement dated November 17, 1995 between the
                  Company and Frederick D. Sancilio (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on
                  Form S-1 (Registration No. 333-5535))

  10.2     -      Applied Analytical Industries, Inc. 1995 Stock Option Plan
                  (incorporated by reference to Exhibit 10.3 to the Company's
                  Registration Statement on Form S-1 (Registration No.
                  333-5535))

  10.3     -      Applied Analytical Industries, Inc. 1996 Stock Option Plan
                  (incorporated by reference to Exhibit 10.4 to the Company's
                  Registration Statement on Form S-1 (Registration No.
                  333-5535)


  10.4     -      Applied Analytical Industries, Inc. 1997 Stock Option Plan
                  (incorporated by reference to Exhibit 10.5 to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1997)

  10.5     -      Stockholder Agreement dated as of November 17, 1995 among the
                  Company, GS Capital Partners II, L.P., GS Capital Partners II
                  Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone
                  Street Fund 1995, L.P., Bridge Street Fund 1995, L.P.,
                  Noro-Moseley Partners III, L.P., Wakefield Group Limited
                  Partnership, James L. Waters, Frederick D. Sancilio and the parties listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.5 to the Company's Registration
                  Statement on Form S-1 (Registration No. 333-5535))

  10.6     -      Lease Agreement dated as of March 7, 1994 between 5051 New
                  Centre Drive, L.L.C., as landlord, and the Company, as tenant
                  (incorporated by reference to Exhibit 10.10 to the Company's
                  Registration Statement on Form S-1 (Registration No.
                  333-5535))

  10.7     -      Development Agreement dated as of April 25, 1994 between the
                  Company and Endeavor Pharmaceuticals Inc. (formerly, GenerEst,
                  Inc.) (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (Registration No.
                  333-5535))

  10.8     -      Development Agreement dated as of April 4, 1995 between the
                  Company and Aesgen, Inc. (incorporated by reference to Exhibit
                  10.13 to the Company's Registration Statement on Form S-1
                  (Registration No. 333-5535))

  10.9     -      Loan Agreement dated as of December 30, 1996 between
                  NationsBank, N.A. and the Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

  10.10    -      Registration Rights Agreement dated as of November 17, 1995 among the Company, GS Capital Partners II, L.P., Wakefield
                  Group Limited Partnership, James L. Waters, Frederick D.
                  Sancilio and the parties listed on Schedule 1 thereto
                  (incorporated by reference to Exhibit 10.16 to Post-effective
                  Amendment No. 1 to the Company's Registration Statement on
                  Form S-1 (Registration No. 333-5535))

  10.11     -     Underwriting Agreement dated September 19, 1996 between the
                  Company and Goldman Sachs & Co., Cowen & Company and Lehman
                  Brothers, Inc., as representatives of the underwriters listed on Schedule 1 thereto (incorporated by reference to Exhibit
                  10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

  13       -      Portions of the 1997 Annual Report to Shareholders

  21       -      Subsidiaries of Applied Analytical Industries, Inc,

  27.1     -      Financial Data Schedule (for SEC use only) Year ended 12/31/97

  27.2     -      Financial Data Schedule (for SEC use only) 9 months ended
                  9/30/97

  27.3     -      Financial Data Schedule (for SEC use only) 6 months ended
                  6/30/97

  27.4     -      Financial Data Schedule (for SEC use only) 3 months ended
                  3/31/97

  27.5     -      Financial Data Schedule (for SEC use only) Year ended 12/31/96

  27.6     -      Financial Data Schedule (for SEC use only) 9 months ended
                  9/30/96

  27.7     -      Financial Data Schedule (for SEC use only) 6 months ended
                  6/30/96

  27.8     -      Financial Data Schedule (for SEC use only) 3 months ended
                  3/31/96

EXHIBIT 13
PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS

Selected Financial Data
Year ended December 31,                            1997          1996           1995             1994          1993
In thousands, except per share amounts

Statement of Income Data:
Net sales                                        $ 65,401      $  42,162       $ 34,639       $ 32,882       $ 26,378
Cost of sales                                      33,378         17,621         14,259         14,533          9,731
Selling                                             8,362          6,357          4,913          4,390          3,654
General and administrative                         15,207          8,908          8,171          8,485          8,738
Research and development                            7,791          4,216          3,326          2,394          1,273
Unusual item (1)                                     --            6,600           --             --             --
Other income (expense), net                         1,373            494         (1,130)          (440)          (156)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   2,036         (1,046)         2,840          2,640          2,826
Provision for income taxes (2)                        781          2,102             39           --             --
Equity income (loss)                                 --             --              444           (444)          --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $ 1,255       $ (3,148)      $  3,245       $  2,196       $  2,826
---------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (3)               $  0.08       $  (0.26)
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,290         12,039
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share (3)             $  0.08       $  (0.26)
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,459         12,039
---------------------------------------------------------------------------------------------------------------------

Pro forma data (unaudited) (2):
   Net income, as reported                                                     $  3,245       $  2,196       $  2,826
   Pro forma income taxes                                                         1,129          1,118          1,125
---------------------------------------------------------------------------------------------------------------------
   Pro forma net income                                                        $  2,116       $  1,078       $  1,701
---------------------------------------------------------------------------------------------------------------------
   Pro forma diluted earnings per share (3)                                    $   0.20       $   0.10       $   0.17
---------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                           10,667         10,317         10,181
---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data, at period end:
Working capital                                  $ 32,637       $ 35,755       $ 12,374       $ (1,181)      $    601
Property and equipment, net                        25,326         19,216         10,904         10,782          9,121
Total assets                                      100,449        104,478         39,156         22,402         18,443
Long-term debt                                      6,578          6,671          3,379          2,738          3,273
Total stockholders' equity (4)                     66,076         63,995         21,990          5,856          5,549
---------------------------------------------------------------------------------------------------------------------


(1) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

(2) Pro forma information is presented prior to 1996 to reflect pro forma provisions for income taxes for the periods prior to November 17,1995, when the Company was treated as an S corporation for income tax purposes.

(3) The Company has restated all earnings per share data in accordance with SFAS No. 128.

(4) The Company completed an initial public offering of its common stock in September 1996.


                                                APPLIED ANALYTICAL INDUSTRIES 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company derives its revenue primarily on a fee-for-service basis by performing contract development and support services for the pharmaceutical and biotechnology industries, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; clinical and bio-analytical studies; and regulatory and compliance consulting. In general, the Company provides services to a client under an estimate that establishes the anticipated price and scope of a project, although estimates may be adjusted during the term of the project. The terms of the Company's engagements vary, ranging from less than one month to several years, and generally may be terminated upon notice of 30 days or less by the client.

         In addition to its fee-for-service business, the Company allocates a portion of its technical resources and operating capacity to its internal product development projects. Product development projects are undertaken to develop targeted drugs and proprietary drug technologies with the intention of licensing the marketing rights to third parties. The Company has also entered into selective shared-risk development projects, reducing its fees for development services in return for license fees, typically paid upon performance of certain milestones, and royalties based on a percentage of product sales or profit. Substantially all of the Company's research and development expenses are the result of internal development projects.

        On December 31, 1996, the Company acquired the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm and Munich, Germany, as well as in France, Netherlands and England. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical studies; bio-analytical testing; and European regulatory consulting. The firm also provides Phase II-IV studies and multi-center trials. The acquisition of L.A.B. significantly expanded the Company's bio-analytical capabilities and allowed the Company to offer multi-center clinical testing services. Analytical and clinical work conducted in Europe is generally interchangeable with work performed in the United States for purposes of seeking U.S. regulatory approval. Thus, the acquisition of L.A.B. provided the Company with significant additional capacity for clinical and non-clinical services to its entire global client base.
         This Annual Report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, the Company's dependence on and effect of government regulation; its management of growth and acquisition risks; the level of outsourcing of research, development and testing activities in the pharmaceutical and biotechnology industries; its dependence on key personnel, and its dependence on third-party marketing and distribution of internally developed drugs.

Results of Operations
1997 Compared to 1996

         Net sales increased by 55% in 1997 compared to 1996. The increase in net sales was primarily attributable to the inclusion of L.A.B. net sales in 1997. The fee-for-service sales

14  APPLIED ANALYTICAL INDUSTRIES
increased by 47% in 1997 compared to 1996 and product development revenues increased by nearly 300% in 1997 compared to 1996.

         Gross margins in the fee-for-service business declined to 44% in 1997 compared to 57% in 1996. This decrease is primarily attributable to the inclusion of L.A.B. in 1997 with lower operating margins than the historical levels attained by AAI. Margins were also impacted by increases in professional staffing in 1997 to meet increased client demand.

         Selling expense increased 32%, in 1997 compared to 1996, primarily as a result of the inclusion of L.A.B. in 1997. Selling expense as a percent of net sales declined to 13% in 1997 compared to 15% in 1996. General and administrative expense increased 71% in 1997 compared to 1996, primarily as a result of the inclusion of L.A.B. in 1997. General and administrative expense as a percentage of net sales increased to 23% in 1997 from 21% in 1996. The Company experienced a higher level of general corporate type expenses in 1997 as a result of being a public company. Management believes these general corporate type items should not increase significantly as a percent of net sales in future years.

         Research and development expense increased 85% in 1997 compared to 1996. Research and development expense represented 12% of net sales in 1997 compared to 10% of net sales in 1996. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to internal product development to accelerate certain drug development activities. The Company anticipates that research and development expense will continue to increase over the next several years, consistent with its business strategy of investing approximately 10% of net sales.

         The Company terminated certain business combination discussions during the third quarter of 1997. In relation to these discussions, the Company recognized a net credit of $400,000 in other income, representing a $1 million payment made to its L.A.B. subsidiary and approximately $600,000 of expenses incurred by AAI.

1996 Compared to 1995

         Net sales increased 22% in 1996 compared to 1995. The increase was principally due to the performance of a greater number of laboratory service projects and increased licensing revenue. Net sales from fee-for-service business increased 20% in 1996 compared to 1995. Product development revenues increased 103% in 1996 compared to 1995.

         Gross margins in the fee-for-service business declined to 57% for 1996 compared to 58% for 1995. This change reflects the increased resources needed to perform the greater inflow of work from our fee-for-service clients.

         Selling expense increased 29% in 1996 compared to 1995. The increase was primarily attributable to the opening of sales locations in Boston, Massachusetts; San Diego and San Francisco, California; Copenhagen, Denmark and London, England, as well as higher commission expense associated with increased sales. As a percentage of net sales, selling expense increased to 15% for 1996 from 14% for 1995. General and administrative expense increased 9% in 1996 compared to 1995. The increase in general and administrative expense is primarily a function of the Company's growth with no significant change attributable to any specific items. As a percentage of net sales, the Company's general and administrative expense continued a downward trend, decreasing to 21% for 1996 from 24% for 1995.

         Research and development expense increased by 27% in 1996 compared to 1995, and represented approximately 10% of net sales for both years. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to its internal product development program.

                                                APPLIED ANALYTICAL INDUSTRIES 15

         In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development ("R&D") costs with an appraised value of approximately $6.6 million as of December 31, 1996.

         The Company recognized no activity associated with its investment in Endeavor during 1996 because Endeavor had a loss and the Company had no book value on its investment. During the fourth quarter of 1995, the Company's obligations under a credit facility to Endeavor were terminated and equity income of $444,000 was recognized as the reversal of a previously recorded liability in 1994.

         The provision for income taxes for 1996 was greater than 1995 because no income taxes were recognized for most of 1995 because the Company was treated as an S corporation for federal and state income tax purposes through November 1995. Additionally, no tax benefits were recognized for the write-off of certain in-process R&D in 1996.

Liquidity and Capital Resources

         The Company has funded its business through operating cash flows, proceeds from borrowings and the issuance of equity securities. During 1996 and 1995, the Company generated $2.4 million and $3.8 million, respectively, in cash flow from operations and raised $45.0 million and $21.5 million in net proceeds in its 1996 and 1995 sales of equity securities, respectively.

         Total capital expenditures were $10.9 million in 1997, $7.6 million in 1996 and $1.7 million in 1995. Capital expenditures were incurred predominantly for new equipment and improvements to existing facilities. The Company anticipates capital expenditures in 1998 to be at or below the 1997 level.

         Working capital was $32.6 million at December 31, 1997 compared to $35.8 million at December 31, 1996. The Company has available a $20 million credit facility to supplement its liquidity needs. The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings under its credit facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. The Company is constantly evaluating acquisition or other growth opportunities. At some point in the future there may be opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

Year 2000 Disclosure

         The Company is in the process of completing its assessment of the impact to computer systems and equipment when the year 2000 arrives. Over the past few years a number of computer systems that were not year 2000 compatible have either been upgraded or replaced. While management does not believe this issue will materially affect its products, services or competitive condition, it has not fully completed its assessment at this time.

Inflation

         The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.

16  APPLIED ANALYTICAL INDUSTRIES

Consolidated Statement of Income
In thousands, except per share amounts

For the years ended December 31,               1997           1996            1995

Net sales (includes related party net
   sales of $5,170; $10,916 and $9,088)      $ 65,401       $ 42,162        $34,639

Operating costs and expenses:
   Cost of sales                               33,378         17,621         14,259
   Selling                                      8,362          6,357          4,913
   General and administrative                  15,207          8,908          8,171
   Research and development                     7,791          4,216          3,326
   Unusual item                                  --            6,600           --
                                             --------       --------       --------
                                               64,738         43,702         30,669
                                             --------       --------       --------
Income (loss) from operations                     663         (1,540)         3,970

Other income (expense):
   Interest net                                   608            511           (860)
   Other                                          765            (17)          (270)
                                             --------       --------       --------
                                                1,373            494         (1,130)
                                             --------       --------       --------
Income (loss) before income taxes               2,036         (1,046)         2,840
Provision for income taxes                        781          2,102             39
Equity income                                    --             --              444
                                             --------       --------       --------
Net income (loss)                            $  1,255       $ (3,148)      $  3,245
                                             --------       --------       --------

Basic earnings (loss) per share              $   0.08       $  (0.26)
                                             --------       --------
  Weighted average shares outstanding          16,290         12,039
                                             --------       --------

Diluted earnings (loss) per share            $   0.08       $  (0.26)
                                             --------       --------
  Weighted average shares outstanding          16,459         12,039
                                             --------       --------
Pro forma data (unaudited):
   Net income, as reported                                                 $  3,245
   Pro forma income taxes                                                     1,129
                                                                           --------
   Pro forma net income                                                    $  2,116
                                                                           --------
   Pro forma diluted earnings per share                                    $   0.20
                                                                           --------
   Weighted average shares outstanding                                       10,667
                                                                           --------


The accompanying notes are an integral part of these financial statements.

                                                APPLIED ANALYTICAL INDUSTRIES 17

Consolidated Balance Sheet
In thousands

December 31,                                                  1997              1996
ASSETS
Current assets:
Cash and cash equivalents                                  $  26,219       $  42,225
Accounts receivable                                           19,415          10,033
Work-in-progress                                               8,968           9,462
Prepaid and other current assets                               4,481           6,318
                                                           ---------       ---------
         Total current assets                                 59,083          68,038
                                                           ---------       ---------
Property and equipment, net                                   25,326          19,216
Goodwill and other intangibles                                13,747          14,953
Other assets                                                   2,293           2,271
                                                           ---------       ---------
         Total assets                                      $ 100,449       $ 104,478
                                                           ---------       ---------

             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term
    debt and short-term debt                               $   5,561       $   2,092
Accounts payable                                               4,005           8,429
Customer advances                                              7,869           7,790
Accrued wages and benefits                                     3,561           5,127
Other accrued liabilities                                      5,450           8,845
                                                           ---------       ---------
         Total current liabilities                            26,446          32,283
                                                           ---------       ---------
Long-term debt                                                 6,578           6,671
Other liabilities                                              1,349           1,529
Commitments and contingencies
Stockholders' equity:
  Preferred stock                                               --              --
  Common stock, $.001 par value;100 million
    shares authorized, 16,295,271 outstanding - 1997;
    16,286,236 shares outstanding - 1996                          16              16
Paid-in capital                                               67,545          66,719
Accumulated deficit                                           (1,336)         (2,591)
Stock subscriptions receivable                                  (149)           (149)
                                                           ---------       ---------
         Total stockholders' equity                           66,076          63,995
                                                           ---------       ---------
         Total liabilities and stockholders' equity        $ 100,449       $ 104,478
                                                           ---------       ---------

The accompanying notes are an integral part of these financial statements.

18  APPLIED ANALYTICAL INDUSTRIES

Consolidated Statement of Cash Flows
In thousands

For the years ended December 31,                         1997           1996           1995
Cash flows from operating activities:
Net income (loss)                                     $  1,255       $ (3,148)      $  3,245
Adjustments to reconcile to net cash
 (used) provided by operating activities:
      Depreciation and amortization                      5,116          2,062          1,591
      Deferred income taxes                               (510)            25            (16)
      Unusual item                                        --            6,600           --
      Equity income                                       --             --             (444)
      Other                                                251            110            278
      Changes in assets and liabilities:
         Trade and other receivables                    (9,610)        (1,073)           380
         Work-in-progress                                  200           (969)        (1,827)
         Prepaid and other assets, net                  (2,225)          (494)          (385)
         Accounts payable                               (4,090)           245          1,197
         Customer advances                                 540           (943)          (509)
         Other accrued liabilities                      (3,921)           (48)           301
                                                      --------       --------       --------
Net cash (used) provided by operating activities       (12,994)         2,367          3,811
                                                      --------       --------       --------
Cash flows from investing activities:
Purchase of property and equipment                     (10,929)        (7,609)        (1,720)
Acquisition of L.A.B., net of cash acquired               --           (2,206)          --
Short-term investment                                    3,961         (3,961)          --
Investment in affiliate                                   --             --           (1,593)
Other                                                     (376)            31           (249)
                                                      --------       --------       --------
Net cash used by investing activities                   (7,344)       (13,745)        (3,562)
                                                      --------       --------       --------
Cash flows from financing activities:
Net proceeds (payments) short-term debt                  3,269         (2,656)          (926)
Proceeds from long-term borrowings                       1,128           --            1,505
Payments on long-term borrowings                          (633)          (565)          (978)
Issuance of common stock                                   600         44,794           --
Payment of stockholder note                               --             --           (1,159)
Sale of preferred stock                                   --             --           21,510
Dividends                                                 --           (1,051)        (7,593)
                                                      --------       --------       --------
Net cash provided by financing activities                4,364         40,522         12,359
                                                      --------       --------       --------
Net (decrease) increase in cash and
   cash equivalents                                    (15,974)        29,144         12,608
Effect of exchange rate changes on cash                    (32)          --             --
Cash and cash equivalents, beginning of period          42,225         13,081            473
                                                      --------       --------       --------
Cash and cash equivalents, end of period              $ 26,219        $42,225        $13,081
                                                      --------       --------       --------
Supplemental information, cash paid for:
  Interest                                            $    870       $    402       $    938
  Income taxes                                        $  1,378       $  1,945       $    146

The accompanying notes are an integral part of these financial statements.

                                                APPLIED ANALYTICAL INDUSTRIES 19

Consolidated Statement of Stockholders' Equity
In thousands

                                                                                                                 Accumu-
                                                  Common Stock            Class B Stock            Paid-in        lated
                                                Shares    Amount        Shares      Amount       Capital (1)     Deficit
------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                       447       $ 322          9,887       $ 317        $  --         $ 5,333

Sale of stock to officer (2)                    --          --              106         305           --            --
Sale of preferred stock,
  Series A, (883 shares)                        --          --             --          --           21,510          --
Dividends                                       --          (172)          --          (451)          --          (8,270)
Net income                                      --          --             --          --             --           3,245
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       447       $ 150          9,993       $ 171        $21,510       $   308
------------------------------------------------------------------------------------------------------------------------

Dividend adjustment                             --          --             --          --             --             249
Stock award                                     --          --              105         490           (490)         --
Establish common stock par
   value of $0.001 per share                    --          (150)          --          (651)           801          --
Sale of common stock                           3,105           3           --          --           44,788          --
Conversion to common stock:
   Preferred stock (883 shares)                2,636           3           --          --             --            --
   Class B common stock                       10,098          10        (10,098)        (10)          --            --
Stock options exercised                         --          --             --          --                3          --
Deferred compensation earned                    --          --             --          --              110          --
Net loss                                        --          --             --          --             --          (3,148)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    16,286       $  16           --         $--          $66,722       $(2,591)
------------------------------------------------------------------------------------------------------------------------

Stock options exercised                           10        --             --          --               75          --
Stock option tax benefits                       --          --             --          --              525          --
Stock award forfeitures                           (1)       --             --          --             --            --
Deferred compensation earned                    --          --             --          --              228          --
Currency translation adjustment (3)             --          --             --          --               (5)         --
Net income                                      --          --             --          --             --           1,255
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    16,295       $  16           --         $--          $67,545       $(1,336)
------------------------------------------------------------------------------------------------------------------------

(1) Paid-in capital includes deferred compensation of $(150) and $(378) at December 31, 1997 and 1996, respectively, with no amount for 1995.

(2) The sale of stock to an officer in 1995 increased stock subscription receivable by $(33) to $(149) at December 31, 1995.

(3)      This amount also represents the cumulative translation adjustment.

The accompanying notes are an integral part of these financial statements.

20  APPLIED ANALYTICAL INDUSTRIES

Notes to Consolidated Financial Statements

1.   Significant Accounting Policies

Basis of presentation

         The consolidated financial statements include the accounts of Applied Analytical Industries, Inc. (the "Company" or "AAI") and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated. The Company has ownership of approximately 40%, on a fully diluted basis, in Endeavor Pharmaceuticals Inc. ("Endeavor") which is accounted for under the equity method.

Revenue recognition

         Revenues from fee-for-service contracts are generally recognized on a percentage of completion basis as the work is performed. Licensing revenues are generally recognized on a percentage of completion basis for interim contract milestones. Contract milestones based on product approval are recognized when the applicable product is approved. Royalty revenues are recognized as earned in accordance with contract terms. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

Income taxes

         The financial statements of the Company prior to November 17, 1995 do not include a provision for income taxes because, under an S corporation election, all income and loss passed directly to the stockholders. The Company no longer qualified as an S corporation as a result of the preferred stock issuance in November 1995. At that time, AAI was directly subject to federal and state income taxes and, accordingly, began accounting for income taxes.

Unaudited pro forma data

         For information purposes, the Consolidated Statement of Income includes a pro forma income tax provision for financial reporting purposes using federal and state tax rates that would have applied if the Company had been directly subject to income taxes.

Earnings per share

         The weighted average shares used in the calculation of earnings per share have been calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." As required by this statement all prior periods have been restated. Shares used to calculate diluted earnings per share include the impact of stock options in 1997 and convertible preferred stock in 1995.

Cash and cash equivalents

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

         Unbilled accounts receivable represent specific invoices that, in keeping with certain client billing arrangements, are mailed to clients approximately 15 days after the month during which the work was completed.

Property and equipment

         Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment.

Goodwill, intangibles and other assets

         Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives, which range from 3 to 17 years.

         The Company has an investment in non-voting, mandatorily redeemable preferred stock of a related party, which is carried at original cost in other assets. Management monitors this investment for impairment and will write down the carrying value below cost for any impairment considered to be other than temporary.

Fair value of financial instruments

         The carrying value of cash and cash equivalents, accounts receivable, the preferred stock investment, current liabilities and long-term debt approximate fair value. It is not practicable to estimate the fair value of the Company's equity investment, which is recorded at zero, as no readily determinable market exists for investments in such entities.

Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.

                                                APPLIED ANALYTICAL INDUSTRIES 21

New Accounting Pronouncements

         The Company has applied the reporting requirements of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," to its financial information by business segment and geographic area. The effect of adoption of other new accounting standards has not resulted or should not result in a material impact to the Company's financial position or results of operations.

Reclassifications

        Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2.    Acquisition and Unusual Item

         On December 31, 1996, the Company acquired all the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization head-quartered in Neu-Ulm, Germany with operational units in Neu-Ulm and Munich, Germany as well as in France, Netherlands and England.

         The aggregate purchase price for L.A.B. was approximately 34.3 million Deutsche marks ($20.5 million), which includes current and future payments to former equity holders, L.A.B. debt and negative working capital. The acquisition has been accounted for using the purchase method of accounting. The consolidated financial statements reflect the allocation of the purchase price to the fair value of the assets acquired, including goodwill of approximately 24.8 million Deutsche marks ($13.8 million using December 31, 1997 exchange rates). Goodwill was adjusted during 1997 by approximately 2.6 million Deutsche marks to reflect resolution of certain pre-acquisition contingencies. The results of operations for L.A.B. are included in the consolidated financial statements of AAI in 1997.

         In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

         The following table reflects the unaudited pro forma combined results of operations of AAI and L.A.B. as if the acquisition had occurred at the beginning of each period. Such pro forma information is presented for informational purposes only and is not necessarily indicative of the consolidated results that would have been achieved had the acquisition been consummated as of that time.

Year ended December 31,                                1996           1995
----------------------------------------------------------------------------
In thousands, except per share amounts (unaudited)
Net sales                                            $60,385        $57,594
Net loss                                             $(8,473)       $   (98)
Diluted loss per share                               $ (0.70)       $ (0.01)

3.  Income Taxes

         The following table presents the components for the provision for income taxes.

Year ended December 31,                             1997           1996        1995
---------------------------------------------------------------------------------------
In thousands
Income (loss) before income taxes:
    United States                                 $ 2,165       $ 5,554       $ 2,840
    Non-U.S                                          (129)       (6,600)         --
---------------------------------------------------------------------------------------

                                                  $ 2,036       $(1,046)      $ 2,840
---------------------------------------------------------------------------------------

Provision for income taxes:
Change in tax status                              $  --         $  --         $    31


Year ended December 31,                             1997           1996        1995
---------------------------------------------------------------------------------------
In thousands
Current:
    Federal                                           703         1,709            44
    Non-U.S                                            63          --            --
    State                                            --             368            11
                                                  -------       -------       -------
                                                      766         2,077            55
                                                  -------       -------       -------
Deferred:
    Federal                                          (365)           18           (38)
    Non-U.S                                          --            --            --
    State                                            (145)            7            (9)
                                                  -------       -------       -------
                                                     (510)           25           (47)
                                                  -------       -------       -------

Stock option tax benefits to paid-in capitol          525          --            --
---------------------------------------------------------------------------------------
                                                  $   781       $ 2,102       $    39
---------------------------------------------------------------------------------------

         The following table presents the reconciliation of the provision for income taxes to the amount computed by applying the U.S. federal statutory income tax rate.

Year ended December 31,                      1997          1996          1995
--------------------------------------------------------------------------------
In thousands
Income (loss) before income taxes          $ 2,036       $(1,046)      $ 2,840

Tax expense (benefit) using statutory
   U.S. income tax rate of 34%             $   692       $  (356)      $   966
S corporation election                        --            --            (965)
Change in tax status                          --            --              31
State income taxes, net                        (96)          247             2
Permanent items, net                          (239)           35             5
Tax credits                                   (411)         (173)         --
Non-U.S. operations, net                       107          --            --
Write-off of in-process R&D                   --           2,244          --
Other, net                                     203           105          --
Stock options tax benefit                      525          --            --
--------------------------------------------------------------------------------
Provision for income taxes                 $   781       $ 2,102       $    39
--------------------------------------------------------------------------------

22  APPLIED ANALYTICAL INDUSTRIES

         Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The following table presents the deferred tax assets and deferred tax liability.

December 31,                                     1997         1996
------------------------------------------------------------------------------
In thousands
Deferred tax assets, resulting from:
   Accrued liabilities                       $   272       $   308
   Accounts receivable                           483            29
   Write-off of in-process R&D                 2,826         3,300
   Non-U.S. net operating losses               1,745          --
   Tax credits                                   226          --
   Other items                                   139            20

Deferred tax liability, resulting from:
   Property and equipment                       (619)         (366)

Valuation allowances on tax assets            (4,571)       (3,300)
------------------------------------------------------------------------------
Net deferred tax assets (liability)          $   501        $   (9)
------------------------------------------------------------------------------

         Valuation allowances have been provided for certain assets resulting from the L.A.B. acquisition since realization of such assets can not be predicted with reasonable certainty at this time.

4.  Debt and Credit Line
         The following table presents the components of current maturities of long-term debt and short-term debt.

December 31,                               1997         1996
------------------------------------------------------------------------------
In thousands
Industrial revenue bonds                  $1,125      $1,425
Bank debt                                  3,778        --
Current maturities of long-term debt         658         667
------------------------------------------------------------------------------
                                          $5,561      $2,092
------------------------------------------------------------------------------

         The following table presents the components of long-term debt.

December 31,                  1997          1996
------------------------------------------------------------------------------
In thousands
Bank term loans              $ 7,180       $ 7,186
Other                             56           152
                             -------       -------
                               7,236         7,338
Less current maturities         (658)         (667)
------------------------------------------------------------------------------
                             $ 6,578       $ 6,671
------------------------------------------------------------------------------

         The industrial revenue bonds were secured to finance the acquisition and construction of facilities in North Carolina. They have a variable interest rate, which is adjusted annually with a maximum allowable rate of 15%. The rates at December 31, 1997 and 1996 were 4.35% and 4.45%, respectively. The bonds are payable in monthly installments of $25,000, plus interest, through November 2000, and are redeemable at the option of the bondholders. The Company has entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also has a bond re-marketing agreement with such bank to re-market any bonds presented for early redemption, on a best efforts basis. These bonds have been classified as short-term debt because of the early redemption feature.

         The bank term loans include approximately $2.7 million and $3.3 million with a U.S. bank. The loans have variable interest rates based on the 30-day LIBOR rate plus a margin based on the Company's debt to equity ratio. The loans are payable in monthly installments including interest. The average interest rate on these loans was 7.18% and 7.07% for 1997 and 1996, respectively. The bank term loans also include approximately 8 million and 6 million Deutsche marks, as of December 31, 1997 and 1996, respectively. The 1997 amount represents a subsidiary's note payable to a German bank, which is due in March 2000 with interest payable quarterly at 5.85%. AAI has issued a stand-by letter of credit to this bank to cover borrowings outstanding. The 1996 amount represents short-term borrowings of L.A.B. which were classified as long-term debt because of the Company's ability and intent to convert such borrowings into longer-term borrowings.

         In 1996, the Company entered into a revolving credit agreement with a U.S. bank which, as amended, expires in May 1999. The agreement provides for borrowings of up to $20 million at variable interest rates, adjusted quarterly. The rates can be based, at the Company's option, on either the 30-day LIBOR rate or an applicable CD rate. The rates can be reduced or increased depending on the Company's ratio of total liabilities to tangible net worth. At the end of the revolving credit period, any outstanding balances under this facility convert to a term loan payable in monthly installments, including interest, through the year 2004. The agreement requires the payment of a nominal commitment fee based on the unused portion of the line of credit. There were no amounts outstanding under this agreement at December 31, 1997 or 1996.

         Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with these covenants at December 31, 1997.

         Scheduled maturities of long-term debt as of December 31, 1997 are $658,000 - 1998; $610,000 - 1999; $5,059,000 - 2000; $458,000 - 2001; and
$443,000 - 2002.

5.   Stockholders' Equity
         The authorized capital stock of the Company at December 31, 1997 and 1996 was 100 million shares of voting common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. No preferred stock was outstanding at December 31, 1997. The Company has reserved 970,805 shares of common stock for issuance under stock option plans.

                                                APPLIED ANALYTICAL INDUSTRIES 23

         AAI completed an initial public offering of 3,105,000 shares of common stock, with net proceeds to the Company of approximately $45 million, in September 1996 (the "IPO"). Upon the completion of the IPO the Company's then outstanding Class B common stock, $0.001 par value per share, and Series A convertible preferred stock, $0.001 par value per share ("Series A Preferred"), converted to a single class of common stock. Prior to the IPO, the Board of Directors authorized two stock splits for all common stock resulting in a net increase to shares outstanding of 126.5 to 1. All numbers of common shares and per share amounts in the accompanying financial statements were retroactively adjusted to reflect these stock splits.

Preferred Stock sale in 1995

         In November 1995, the Company issued 883 shares of Series A Preferred resulting in net proceeds to the Company of approximately $21.5 million. This stock was mandatorily converted into common stock of AAI upon the IPO. Pursuant to a Stockholder Agreement among the Company and the holders of the Series A Preferred, certain conditions remain in effect after the IPO regarding transferability rights and the appointment of one board seat.

Dividends

         The Company elected to distribute its S corporation retained earnings concurrent with the change to a C corporation tax status in November 1995. A portion was paid in 1995 with the remainder paid in 1996 upon filing the final S corporation tax returns for the period January 1, 1995 to November 17, 1995.

Stock Option and Award Plans

         In 1996, the Board of Directors awarded 104,696 shares of common stock to certain employees and officers of the Company. The fair value at the time of such award is recognized as deferred compensation in paid-in capital and is being expensed over a two-year period.

         The Company has three stock option plans, the 1997 Stock Option Plan ("1997 Plan"), the 1996 Stock Option Plan ("1996 Plan") and the 1995 Stock Option Plan ("1995 Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1997 and 1996 Plans, the Board of Directors may grant options to purchase up to 486,000 and 495,627, respectively, newly issued shares of common stock. The plans require that the exercise price of options cannot be less than either 100% (1997 Plan) or 75% (1996 and 1995 Plans) of the estimated fair market value of the Company's shares of common stock on the date of grant.

         The combined activity from all plans is presented in the following table.

                                                 Weighted average
                                      Shares      exercise price
-----------------------------------------------------------------
Outstanding, January 1, 1996            -
Granted                              452,658       $    8.35
Exercised                               (334)      $    8.35
Forfeited                             (9,569)      $    8.35
-----------------------------------------------------------------
Outstanding, December 31, 1996       442,755       $    8.35
-----------------------------------------------------------------
Exercisable, December 31, 1996       110,445       $    8.35
-----------------------------------------------------------------
Granted                              508,100       $   14.74
Exercised                            (92,023)      $    8.36
Forfeited                           (176,480)      $   15.02
-----------------------------------------------------------------
Outstanding, December 31, 1997       682,352       $   11.39
-----------------------------------------------------------------
Exercisable, December 31, 1997       124,413       $    8.35
-----------------------------------------------------------------

         The outstanding options at December 31, 1997 have an exercise range of $8.35 to $22.00 per share with a weighted average remaining life of 9.0 years. The weighted average fair value at date of grant for options granted during 1997 and 1996 was $7.84 and $2.20 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life (5 years); interest rate (5.9 % - 1997, 6.3 % - 1996); volatility factor (0.54 - 1997, none -
1996) and dividend yield (none).

         The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for all options granted. If compensation cost for the Company's plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income (loss) and diluted earnings (loss) per share would have been changed to the pro forma amounts indicated below.

                                   Net        Diluted Earnings
                              Income (loss)   (loss) per share
--------------------------------------------------------------
         1997 - As reported      $ 1,255       $   0.08
         1997 - Pro forma        $   771       $   0.05
         1996 - As reported      $(3,148)      $  (0.26)
         1996 - Pro forma        $(3,323)      $  (0.28)

6.  Related Party Transactions and Major Customers

Endeavor

         In 1994, AAI organized Endeavor with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. AAI obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other

24  APPLIED ANALYTICAL INDUSTRIES
investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in 1995, the Company's interest in Endeavor was diluted to approximately 40%, on a fully diluted basis.

         The Company's initial investment in Endeavor was recorded at zero. The gain for its share of the cash contributed by the other investors was deferred over the period the proceeds from such equity were expended by Endeavor. Due to a commitment to provide financial support under a line of credit, AAI recognized a liability for its proportionate share of Endeavor's losses, net of amortization of the deferred gain, in 1994 and part of 1995. As a result of the 1995 cash infusion from a third party, the Company was repaid all amounts outstanding under the line of credit and terminated its obligation to provide any further funding under such line of credit. Since AAI had no requirement to provide any additional funding to Endeavor, the previously recorded liability was reversed in 1995.

         This investment has been recorded at zero value since 1995. Endeavor has accumulated losses of approximately $16 million. The Company will not be able to record any income from this investment until Endeavor has earned income in an amount equal to such accumulated losses and becomes profitable

         The Company had net sales to Endeavor for product development services of approximately $3.2 million, $6.2 million (15% of AAI net sales) and $3.5 million (10% of AAI net sales) for the years ended December 31, 1997, 1996 and 1995, respectively. These services are provided on terms and conditions management believes are comparable to those afforded unrelated entities. Additionally, AAI had approximately $2.3 million and $967,000 in accounts receivable and approximately $184,000 and $372,000 in work-in-progress related to Endeavor at December 31, 1997 and 1996, respectively. The outstanding accounts receivable were paid in early 1998.

         The Company has agreed, upon the completion of a specified development milestone, to grant Endeavor an option to lease or purchase certain production space, at fair market value, intended for use by AAI in manufacturing Endeavor's products. The facilities subject to this option are currently used by the Company. The Company has also agreed to permit Endeavor, under certain circumstances, the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI.

Aesgen, Inc.

      Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other non-current assets on the balance sheet. As the Company did not intend to hold an equity interest in Aesgen, it entered into a series of related transactions commencing in 1995 to transfer to a corporation owned by the holders, at that time, of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50,000 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen.

      The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. AAI recognized net sales of approximately $1.9 million, $4.7 million (11% of AAI net sales) and $5.6 million (16% of AAI net sales) from Aesgen for the years ended December 31, 1997, 1996 and 1995, respectively. AAI also had accounts receivable of approximately $555,000 and $352,000 from Aesgen and work-in-progress balances of approximately $97,000 and $345,000 at December 31, 1997 and 1996, respectively. AAI has the right, under its development agreement with Aesgen, to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen.

 Other Major Customer

         The Company had one unrelated customer that accounted for 12% of net sales for the year ended December 31, 1995. Due to the nature of the Company's business, major customers may vary from year to year.

7. Supplemental Balance Sheet Information

         The following table presents the components of accounts receivable.

December 31,                          1997            1996
------------------------------------------------------------
In thousands
Trade and other:
Billed                               $ 13,496       $  7,235
Unbilled                                3,161          1,552
Related parties                         2,867          1,319
                                     --------       --------
                                       19,524         10,106
Allowance for doubtful accounts          (109)           (73)
------------------------------------------------------------
                                     $ 19,415       $ 10,033
------------------------------------------------------------

                                                APPLIED ANALYTICAL INDUSTRIES 25

         In February 1997, one of the Company's investments in commercial paper for approximately $4 million was not redeemed because of a cancellation of the writer's credit facility supporting their commercial paper. This investment was reclassified from cash and cash equivalents to other current assets as of December 31, 1996, since it was uncertain whether it would be collected within three months. This company began making payments for principal and interest during 1997. In October 1997, management made the decision to sell a portion of this investment and reserve for a loss on the remaining holdings. The remaining balance of approximately $1.5 million, has been included in cash and cash equivalents at December 31, 1997, since the Company intends to liquidate its position within three months.

         The following table presents the components of property and equipment.

December 31,                           1997           1996
------------------------------------------------------------
In thousands
Land                                $    945       $    298
Buildings and improvements            10,882          9,864
Machinery and equipment               27,295         17,388
Construction-in-progress               1,586          2,927
                                    --------       --------
                                      40,708         30,477
Less, accumulated depreciation       (15,382)       (11,261)
------------------------------------------------------------
                                    $ 25,326       $ 19,216
------------------------------------------------------------

8. Employee Benefit Plan

         The Company provides retirement benefits for all domestic AAI employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The discretionary contributions for the years ended December 31, 1997, 1996 and 1995 were $219,000, $557,000 and $226,000, respectively.

9.  Commitments and Contingencies

         The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 1997, 1996 and 1995 was $2.8 million, $1.3 million and $1.3 million, respectively. Future minimum rentals due under lease agreements as of December 31, 1997 are $2.3 million - 1998; $1.7 million - 1999; $1.4 million - 2000; $1.2 million - 2001; $0.6 million - 2002 and $0.9 million thereafter.

         The Company is party to lawsuits and administrative proceedings incidental to the normal course of its business. In connection with the 1995 issuance of the Series A Preferred, two of the Company's stockholders have agreed to indemnify the Company for certain losses, if incurred. Management does not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

10. Financial Information by Business Segment and Geographic Area

         The Company operates in two business segments consisting of a fee-for-service business and a product development business. In the fee-for-service business, AAI is an integrated contract research organization ("CRO") to the worldwide pharmaceutical and biotechnology industries. In the product development business, the Company internally develops drugs and technologies with the objective of licensing marketing rights to third parties in exchange for license fees and royalties. The Company does not independently commercialize products developed internally or otherwise directly compete with its pharmaceutical clients in the marketing or distribution of products. The majority of the Company's non-U.S. operations are located in Germany.

         In determining income from operations, costs are allocated to the product development business based upon direct labor and materials plus an allocation of general overhead. The corporate line includes general corporate overhead costs and goodwill amortization, which are not directly attributable to a business segment.

Year ended December 31,                 1997            1996          1995
--------------------------------------------------------------------------------
In thousands
Net sales:
Fee-for-service                     $  59,631       $  40,624       $ 33,901
Product development                     5,770           1,538            738
                                    ----------------------------------------
                                    $  65,401       $  42,162       $ 34,639
                                    ----------------------------------------

United States                       $  47,959       $  42,162       $ 34,639
Non-U.S                                18,862            --             --
Less inter-geographic sales            (1,420)           --             --
                                    ----------------------------------------
                                    $  65,401       $  42,162       $ 34,639
                                    ----------------------------------------
Income (loss) from operations:
Fee-for-service                     $   4,965       $   8,779       $  7,469
Product development                    (2,021)         (9,278)        (2,588)
Corporate                              (2,281)         (1,041)          (911)
                                    ----------------------------------------
                                    $     663       $  (1,540)      $  3,970
                                    ----------------------------------------

United States                       $   1,799       $   5,060       $  3,970
Non-U.S                                (1,136)           --             --
                                    ----------------------------------------
                                    $     663       $  (1,540)      $  3,970
                                    ----------------------------------------

Total assets:
Fee-for-service                     $  54,670       $  42,961       $ 23,013
Product development                     5,812           4,378          1,965
Corporate                              39,967          57,139         14,178
                                    ----------------------------------------
                                    $ 100,449       $ 104,478       $ 39,156
                                    ----------------------------------------

United States                       $  78,328       $  82,529       $ 39,156
Non-U.S                                22,121          21,949           --
                                    ----------------------------------------
                                    $ 100,449       $ 104,478       $ 39,156
                                    ----------------------------------------

26  APPLIED ANALYTICAL INDUSTRIES

Report of Independent Accountants

To the Board of Directors and Stockholders of Applied Analytical Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Raleigh, North Carolina
March 18, 1998

                                                APPLIED ANALYTICAL INDUSTRIES 27

Financial Results by Quarter  (Unaudited)
In thousands, except per share amounts

Quarter                                        First        Second       Third          Fourth
1997
Net sales                                     $15,222      $15,767      $14,021        $20,391
Gross profit                                  $ 7,731      $ 8,201      $ 6,207        $10,064
Net income (loss)                             $   910      $   583      $(1,164)       $   926
Basic earnings (loss) per share (1)           $  0.06      $  0.04      $ (0.07)       $  0.06
Diluted earnings (loss) per share (1)         $  0.06      $  0.04      $ (0.07)       $  0.06

1996
Net sales                                     $ 9,925      $10,849      $10,396        $10,992
Gross profit                                  $ 5,807      $ 6,152      $ 6,202        $ 6,380
Net income (loss) (2)                         $   655      $   741      $   799        $(5,343)
Basic earnings (loss) per share (1)(2)        $  0.06      $  0.07      $  0.07        $ (0.33)
Diluted earnings (loss) per share (1)(2)      $  0.05      $  0.06      $  0.06        $ (0.33)

         Price range of common stock , traded on the NASDAQ market under the symbol "AAII" (3):

1997
High          $  27 1/2         $  20 1/2         $ 27 1/4         $ 20 3/8
Low           $  17 1/2         $  11 3/4         $ 19 1/16        $ 11 1/4

1996
High               -                 -            $ 25 1/8         $ 30 1/4
Low                -                 -            $ 16             $ 19 1/8


(1) The Company has restated all earnings per share data in accordance with SFAS No. 128.

(2) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996. Without such write-off, the net income in the fourth quarter would have been approximately $1.3 million.

(3) The Company completed an initial public offering of its common stock in September 1996 at $16.00 per share. The Company estimates there were approximately 1,000 holders of record for its common stock as of February 28, 1998. The Company has not declared any cash dividends during 1997 or 1996.

28  APPLIED ANALYTICAL INDUSTRIES

                                                                      EXHIBIT 21


              SUBSIDIARIES OF APPLIED ANALYTICAL INDUSTRIES, INC.


1.   Applied Analytical Industries Italy, S.r.l.

2.   Applied Analytical Industries Deutschland GmbH

3.   AAI Vermogensverwaltungsgesellschaft mbH

4.   L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co.

5.   AAI UK Limited

6.   AAI Japan, Inc.

7.   AAI Technologies, Inc.

8.   AAI Properties, Inc.

9.   Applied Analytical Industries Learning Center, Inc.

[ARTICLE] 5
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. AND IS QUALIFIED IN ITS ENTIRETY BE REFERENCE TO SUCH FINANCIAL STATEMENTS.
[/LEGEND]

[MULTIPLIER] 1,000

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-START]                             JAN-01-1997
[PERIOD-END]                               DEC-31-1997
[CASH]                                          26,219
[SECURITIES]                                         0
[RECEIVABLES]                                   19,524
[ALLOWANCES]                                       109
[INVENTORY]                                          0
[CURRENT-ASSETS]                                59,083
[PP&E]                                          40,708
[DEPRECIATION]                                  15,382
[TOTAL-ASSETS]                                 100,449
[CURRENT-LIABILITIES]                           26,446
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      66,060
[TOTAL-LIABILITY-AND-EQUITY]                   100,449
[SALES]                                         65,401
[TOTAL-REVENUES]                                65,401
[CGS]                                           33,378
[TOTAL-COSTS]                                   33,378
[OTHER-EXPENSES]                                29,094
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 893
[INCOME-PRETAX]                                  2,036
[INCOME-TAX]                                       781
[INCOME-CONTINUING]                              1,255
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                     1,255
[EPS-PRIMARY]                                     0.08
[EPS-DILUTED]                                     0.08

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BE REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   9-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-START]                             JAN-01-1997
[PERIOD-END]                               SEP-30-1997
[CASH]                                          26,714
[SECURITIES]                                         0
[RECEIVABLES]                                   16,288
[ALLOWANCES]                                       100
[INVENTORY]                                          0
[CURRENT-ASSETS]                                57,635
[PP&E]                                          37,701
[DEPRECIATION]                                  14,019
[TOTAL-ASSETS]                                  96,673
[CURRENT-LIABILITIES]                           24,195
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      64,552
[TOTAL-LIABILITY-AND-EQUITY]                    96,673
[SALES]                                         45,010
[TOTAL-REVENUES]                                45,010
[CGS]                                           23,051
[TOTAL-COSTS]                                   23,051
[OTHER-EXPENSES]                                20,762
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 691
[INCOME-PRETAX]                                    506
[INCOME-TAX]                                       177
[INCOME-CONTINUING]                                  0
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                       329
[EPS-PRIMARY]                                     0.02
[EPS-DILUTED]                                     0.02

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO.128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   6-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-START]                             JAN-01-1997
[PERIOD-END]                               JUN-30-1997
[CASH]                                          27,800
[SECURITIES]                                         0
[RECEIVABLES]                                   10,124
[ALLOWANCES]                                        91
[INVENTORY]                                          0
[CURRENT-ASSETS]                                68,038
[PP&E]                                          35,209
[DEPRECIATION]                                  12,729
[TOTAL-ASSETS]                                  98,566
[CURRENT-LIABILITIES]                           24,814
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      65,615
[TOTAL-LIABILITY-AND-EQUITY]                    98,566
[SALES]                                         30,989
[TOTAL-REVENUES]                                30,989
[CGS]                                           15,057
[TOTAL-COSTS]                                   15,057
[OTHER-EXPENSES]                                12,822
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 456
[INCOME-PRETAX]                                  2,654
[INCOME-TAX]                                     1,161
[INCOME-CONTINUING]                              1,493
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                     1,493
[EPS-PRIMARY]                                     0.09
[EPS-DILUTED]                                     0.09

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   3-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-START]                             JAN-01-1997
[PERIOD-END]                               MAR-31-1997
[CASH]                                          34,863
[SECURITIES]                                         0
[RECEIVABLES]                                   11,001
[ALLOWANCES]                                        82
[INVENTORY]                                          0
[CURRENT-ASSETS]                                63,660
[PP&E]                                          32,192
[DEPRECIATION]                                  11,992
[TOTAL-ASSETS]                                  99,749
[CURRENT-LIABILITIES]                           26,257
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      64,962
[TOTAL-LIABILITY-AND-EQUITY]                    99,749
[SALES]                                         15,222
[TOTAL-REVENUES]                                15,222
[CGS]                                            7,491
[TOTAL-COSTS]                                    7,491
[OTHER-EXPENSES]                                 5,908
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 320
[INCOME-PRETAX]                                  1,503
[INCOME-TAX]                                       593
[INCOME-CONTINUING]                                910
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                       910
[EPS-PRIMARY]                                     0.06
[EPS-DILUTED]                                     0.06

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               DEC-31-1996
[CASH]                                          42,225
[SECURITIES]                                         0
[RECEIVABLES]                                   10,106
[ALLOWANCES]                                        73
[INVENTORY]                                          0
[CURRENT-ASSETS]                                68,038
[PP&E]                                          30,477
[DEPRECIATION]                                  11,261
[TOTAL-ASSETS]                                 104,478
[CURRENT-LIABILITIES]                           32,283
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      63,979
[TOTAL-LIABILITY-AND-EQUITY]                   104,478
[SALES]                                         42,162
[TOTAL-REVENUES]                                42,162
[CGS]                                           17,621
[TOTAL-COSTS]                                   17,621
[OTHER-EXPENSES]                                25,185
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 402
[INCOME-PRETAX]                                 (1,046)
[INCOME-TAX]                                     2,102
[INCOME-CONTINUING]                             (3,148)
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    (3,148)
[EPS-PRIMARY]                                    (0.26)
[EPS-DILUTED]                                    (0.26)

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   9-MOS
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               SEP-30-1996
[CASH]                                          47,838
[SECURITIES]                                         0
[RECEIVABLES]                                   10,562
[ALLOWANCES]                                        90
[INVENTORY]                                          0
[CURRENT-ASSETS]                                64,604
[PP&E]                                          25,206
[DEPRECIATION]                                  10,682
[TOTAL-ASSETS]                                  81,502
[CURRENT-LIABILITIES]                            8,920
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                            16
[OTHER-SE]                                      69,300
[TOTAL-LIABILITY-AND-EQUITY]                    81,502
[SALES]                                         31,170
[TOTAL-REVENUES]                                31,170
[CGS]                                           13,010
[TOTAL-COSTS]                                   13,010
[OTHER-EXPENSES]                                14,436
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                 353
[INCOME-PRETAX]                                  3,663
[INCOME-TAX]                                     1,468
[INCOME-CONTINUING]                              2,195
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                     2,195
[EPS-PRIMARY]                                     0.21
[EPS-DILUTED]                                     0.17

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO.128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   6-MOS
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               JUN-30-1996
[CASH]                                           4,035
[SECURITIES]                                         0
[RECEIVABLES]                                   10,797
[ALLOWANCES]                                        76
[INVENTORY]                                          0
[CURRENT-ASSETS]                                20,988
[PP&E]                                          22,555
[DEPRECIATION]                                  10,155
[TOTAL-ASSETS]                                  35,774
[CURRENT-LIABILITIES]                            8,916
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                           811
[OTHER-SE]                                      22,599
[TOTAL-LIABILITY-AND-EQUITY]                    35,774
[SALES]                                         20,774
[TOTAL-REVENUES]                                20,774
[CGS]                                            8,815
[TOTAL-COSTS]                                    8,815
[OTHER-EXPENSES]                                 9,350
[LOSS-PROVISION]                                     6
[INTEREST-EXPENSE]                                 240
[INCOME-PRETAX]                                  2,363
[INCOME-TAX]                                       967
[INCOME-CONTINUING]                              1,396
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                     1,396
[EPS-PRIMARY]                                     0.13
[EPS-DILUTED]                                     0.11

[ARTICLE] 5
[LEGEND]
THIS AMENDED AND RESTATED SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF APPLIED ANALYTICAL INDUSTRIES, INC. RESTATED TO REFLECT THE ADOPTION IN 1997 OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 128, "EARNINGS PER COMMON SHARE". THIS RESTATED SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[RESTATED]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   3-MOS
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               MAR-31-1996
[CASH]                                          10,178
[SECURITIES]                                         0
[RECEIVABLES]                                    7,762
[ALLOWANCES]                                        73
[INVENTORY]                                          0
[CURRENT-ASSETS]                                24,209
[PP&E]                                          21,229
[DEPRECIATION]                                   9,665
[TOTAL-ASSETS]                                  38,148
[CURRENT-LIABILITIES]                           10,530
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                           811
[OTHER-SE]                                      21,835
[TOTAL-LIABILITY-AND-EQUITY]                    38,148
[SALES]                                          9,925
[TOTAL-REVENUES]                                 9,925
[CGS]                                            4,118
[TOTAL-COSTS]                                    4,118
[OTHER-EXPENSES]                                 4,521
[LOSS-PROVISION]                                     3
[INTEREST-EXPENSE]                                 174
[INCOME-PRETAX]                                  1,109
[INCOME-TAX]                                       454
[INCOME-CONTINUING]                                655
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                       655
[EPS-PRIMARY]                                     0.06
[EPS-DILUTED]                                     0.05